

August 20, 2012

<u>Via E-Mail</u>
Nelson José Jamel
Chief Financial Officer
Companhia de Bebidas das Américas
Rua Dr. Renato Paes de Barros
1017, 4th andar, 04530-001
Sao Paolo, SP
Brazil

  Re: Companhia de Bebidas das Américas-American Beverage Company
    Form 20-F for Fiscal Year Ended December 31, 2011
    Filed April 13, 2012
    File No. 001-15194

Dear Mr. Jamel:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Brian K. Bhandari for

      Tia Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel and
      Mining